Exhibit 4.17.2

China Oil & Gas Pipeline Network Corporation

AND

Sinopec Marketing Co., Limited

Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets

July 2020

	Table of contents
1.	Target Assets	1
2.	Transaction consideration and payment method	2
3.	Profit and loss during the Transition Period	2
4.	Conditions precedent	3
5.	Closing and handover	4
6.	Arrangement on handover and joint work organisation	7
7.	Representations and warranties of the Seller	8
8.	Representations and warranties of the Purchaser	9
9.	Liabilities for breach of the Agreement	10
10.	Third-party claims and administrative penalties	10
11.	Announcement	11
12.	Confidentiality	11
13.	No assignment	12
14.	Further assurance	12
15.	Taxes and expenses	13
16.	Notice	13
17.	Conflict with other agreements	13
18.	Waiver, rights and remedies	14
19.	Texts	14
20.	Effective date and amendment	14
21.	Invalidity	14
22.	Jurisdiction and arbitration	15
23.	Force majeure	16

This agreement (“Agreement”) is entered into by and between the following parties in Beijing of People’s Republic of China (“PRC”) on July 23, 2020.

The Purchaser:

Name: China Oil & Gas Pipeline Network Corporation (“PipeChina”)

Legal Representative: ZHANG Wei

Registered Address: Room 08-10, 6/F Block A, 5 Dongtucheng Road, Chaoyang District, Beijing

The Seller:

Name: Sinopec Marketing Co., Limited

Legal Representative: ZHAO Rifeng

Registered Address: 18/F, 22, Chaoyangmen North Street, Chaoyang District, Beijing

Each defined term in the Agreement shall have the meaning ascribed to it as set forth in the Appendix 1 to the Agreement.

WHEREAS:

(A)

As of the date hereof, the registered capital of the Purchaser is RMB20 billion, and its scope of business includes pipeline transportation; storage services; equipment import; technology import and export; technology research; informatization research and application; technology consulting, technology services, technology transfer, technology promotion. 100% of registered capital in Purchaser is held by the State Council.

(B)

The Seller proposes to sell Target Assets to the Purchaser owned by the Seller as listed in Appendix 2 of the Agreement, including 41 refined oil pipelines and their auxiliary facilities, 4 oil storages, independent stations and detachable oil transportation and production facilities of non-independent stations, and pipeline inventory, all of which are non-equity assets. PipeChina will purchase and receive such Target Assets pursuant to the terms and conditions set forth hereof (the “Transaction”).

The Seller and the Purchaser shall be referred to hereinafter each as a “Party” and collectively, the “Parties.”

NOW, THEREFORE, in consideration of the purpose of this Transaction, based on friendly negotiation and to achieve mutual benefits, the Parties have reached the arrangement as the following:

1.	Target Assets

1.1

The Seller shall, subject to the terms and conditions herein, sell to the Purchaser the Target Assets set forth in Appendix 2, the specific scope of which shall be subject to the scope of Appraised Assets as set forth in the corresponding Valuation Report.

2.	Transaction consideration and payment method

2.1	According to the Valuation Report, the appraised value of the Target Assets with respect to the Transaction is RMB30,813,130,000, which is set forth in the Appendix 2.

2.2

After negotiation, the Parties agreed that the Transaction Consideration to be paid by Purchaser for the purchase of the Target Assets under this Transaction is RMB30,813,130,000, provided, that the final consideration to be paid for the Target Assets shall be its appraised value with the approval/filing procedures performed in accordance with PRC laws and regulations.

2.3	The Parties hereby agree that the Purchaser shall pay the Transaction Consideration to the Seller in cash.

2.4

The Parties hereby agree that, for the Cash Consideration, the Purchaser shall pay 90% of the aggregate Cash Consideration under the Transaction by October 15, 2020 (inclusive), as well as the interest thereof as calculated at the rate of demand deposits of the bank for the same period from October 1, 2020 until the payment receipt date. The Purchaser shall pay the remaining 10% of Cash Consideration within 10 Business Days from the issuance of the Closing Audit report as set forth in Article 3.2, as well as the interest thereof as calculated at the rate of the demand deposits of the bank for the same period from October 1, 2020 until the payment receipt date.

2.5	Unless otherwise notified in writing, the cash consideration payable under the Transaction shall be paid by the Purchaser to Seller’s designated bank account (details as set out in Appendix 4).

3.	Profit and loss during the Transition Period

3.1	The Transition Period shall refer to the period from the Valuation Date (exclusive) to the Closing Date (inclusive) under this Agreement.

3.2

The Parties hereby agree that, within 60 Days from the Closing Date, the Parties shall perform an audit on the Target Assets and have an auditor’s report issued (“Closing Audit”) to determine the profit and loss of the Target Assets during the Transition Period. Such Closing Audit shall be completed by an accounting firm with securities and futures business qualifications jointly appointed by the Parties, the audit fees for which shall be borne by the Parties at a 50-50 split.

3.3

The Purchaser shall pay to the Seller, in cash, the profit generated by the Target Assets or the corresponding portion of the net assets increased due to other reasons during the Transition Period, and the Seller shall pay to the Purchaser, in cash, the loss incurred by the Target Assets or the corresponding portion of the net assets decreased during the Transition Period, each amount to be determined by the Closing Audit report. The Parties hereby agree that such payment shall be made within 10 Business Days after the issuance date of the Closing Audit report pursuant to Article 3.2 of this Agreement.

3.4

The Parties hereby agree that, the matters related to the pipeline inventory (including but not limited to scope of assets and prices) that the Purchaser proposes to purchase from the Seller shall be agreed by the Parties separately under relevant agreements.

4.	Conditions precedent

4.1	The Closing is conditioned upon the following Conditions Precedent being satisfied or waived by applicable parties/governmental authorities (if applicable):

(1)

The representations, covenants and warranties made by the Parties on the Execution Date shall have remained true and accurate, without misleading statements, misrepresentations and material omissions in all material respects as of the Closing Date;

(2)	The Seller shall have approved the Transaction in accordance with its constitutional document;

(3)	The Purchaser shall have approved the Transaction in accordance with its constitutional document;

(4)	Declaration of concentration of business operators in respect of the Transaction shall have been filled and approved.

(5)	The Valuation Report on the Target Assets under this Agreement shall have been approved or filed in accordance with the PRC laws and regulations;

(6)	All other applicable approvals, permits, filings and registrations from or with the relevant authorities with respect to the Transaction shall have been obtained or completed;

(7)	The Parties or their subsidiaries shall have entered into relevant oil and gas pipeline facility service contracts in accordance with Article 5.4 (6) of this Agreement.

For the Conditions Precedent above, the Seller is responsible for condition (2), the Purchaser is responsible for condition (3), and both Parties are responsible for conditions (1), (4), (5), (6), (7). For the avoidance of doubt, the Condition Precedent to be solely handled by one Party can only be waived by the other Party, provided that conditions (2), (3), (4), (5) and (6) cannot be waived.

4.2

The Parties hereby agree to cause all the Conditions Precedent as set forth under Article 4.1 to be satisfied as soon as practicable prior to the Closing Date. If the satisfaction of any Condition Precedent applicable to one Party needs the assistance from the other Party, the other Party shall provide such assistance. The Parties shall remain in communication on the related matters in relation to each closing Condition Precedent, and coordinate and solve the problems encountered during this process in a timely manner. After the Execution Date, neither Party shall engage in any conduct with the purpose to prevent or restrict the satisfaction of each Condition Precedent set forth under Article 4.1.

5.	Closing and handover

5.1

The Parties hereby confirm and agree that, the ownership of, and the obligations, responsibilities and risks in relation to, the Target Asset shall be transferred from the Seller to the Purchaser at 24:00 on September 30, 2020 (the “Closing Date”).

5.2

Transfer of Target Assets and relevant responsibilities on the Closing Date. Upon 24:00 on the Closing Date, the Target Assets and the businesses and employees in relation thereto shall be deemed received and lawfully owned by the Purchaser on an “as-is” basis, and the obligations, responsibilities and risks in relation to the Target Assets shall be assumed by the Purchaser. Unless otherwise stipulated hereunder, after the Closing Date (excluding the Closing Date), the obligations, responsibilities and risks in relation to the Target Assets shall no longer be assumed by the Seller.

Within three years after the Closing Date, for any Major Loss(es) incurred by the Purchaser as a result of Third-Party Claims or administrative penalties arising from any violation of the law by the Seller prior to the Closing Date in the operation and management of the Target Assets or any major defect of the Target Assets (except for those have been disclosed to the Purchaser and reflected in the financial accounts, audit reports and Valuation Report), the Parties shall amicably negotiate a solution in good faith.

5.3

The Parties hereby agree to work together to streamline the preparation for the handover of the Target Assets, and jointly complete the handover of the Target Assets starting from 24:00 on the Closing Date. The Purchaser shall ensure compliance with safety production system of the Seller during the preparation for the handover of the Target Assets, and shall assume responsibility for any safety production accidents caused by faults of the Purchaser.

The Parties hereby agree that they shall complete the handover of the Target Assets within no later than 60 Days from the Closing Date, and deal with specific handover proceedings subject to the procedures set forth in Appendix 3 or otherwise agreed by the Parties. If the handover is not completed in full before the expiry of the period mentioned above due to the Seller’s fault, the Seller shall be subject to responsibilities of breach of contract in accordance with Article 9.2; and if the handover is not completed in full before the expiry of the period mentioned above due to reasons which cannot be attributed to the Seller, the Parties agree to work together to complete the handover as soon as possible in accordance with an alternative arrangements.

5.4	Special provisions

(1)

For the handover of the land use rights, real properties and other related assets, ownership certificate documents shall be handed over. For the land use rights and real properties with complete ownership, the Seller and the Purchaser shall jointly handle the registration and transfer procedures in relation to the ownership certificate documents. For certain assets of lands and real properties within the scope of Target Assets, the ownership of which cannot be evidenced by ownership certificate documents of the Seller, the Parties agree to handover on an “as-is” basis, and the Purchaser may continue using such assets in its ordinary course. The value and any third-party claims or administrative penalties arising from the flaws of the ownership certificate documents of such assets shall be dealt by the Parties in accordance with the principles as agreed under Article 5.2. The Seller shall provide necessary assistance to the Purchaser with respect to the application of ownership certificate documents thereof.

(2)

For all credits included in the Target Assets, the Seller shall notify the corresponding debtors on a timely basis after the date hereof, and such credits shall be enjoyed by the Purchaser from the Closing Date. For all debts included in the Target Assets, the Seller shall use its best reasonable efforts to obtain the consents of the corresponding creditors after the date hereof, such that such debts shall be assumed by the Purchaser. If such creditor’s consent cannot be obtained and a third-party claim needs to be indemnified pursuant to the agreement thereof, the Parties shall negotiate a solution in good faith.

Specifically, the agreement signed by the Seller with unrelated Third Parties with respect to the Target Assets shall in principle be assigned to the Purchaser (“Assignable Contracts”). The rights and obligations in relation to the Assignable Contracts are allocated as follows: the Seller’s original rights and obligations before the Closing Date shall be enjoyed and borne by the Seller; and the original Seller’s rights and obligations after the Closing Date under such Assignable Contract shall all be enjoyed and borne by the Purchaser. If on the Closing Date, any agreements with respect to Target Assets are not, with consents from the parties thereto, officially assigned to the Purchaser from the Seller, such contract shall be deemed as “Unassignable Agreements” with the Seller being the nominal contracting party thereto. The rights or obligations, gains or losses under the Unassignable Agreement as held by the Seller since 24:00 from the Closing Date shall all belong to the Purchaser. The Purchaser shall indemnify and compensate the Seller for the losses and reasonable additional expenses incurred by the Seller due to its nominal contracting party status to such Unassignable Agreement, except for those caused by the Seller.

(3)

If the Seller needs to obtain consent from, or deliver notice to, any Third Party with respect to the disposal, sale or transfer of the Target Assets pursuant to the agreements entered therewith, the Seller shall identify all such relevant agreements before the Closing Date. If any Third Party does not consent to the transfer of the Target Assets to the Purchaser, as a result of which such Third Party is entitled to any indemnification under applicable agreement(s), the Parties shall negotiate for a solution.

(4)

The Parties hereby agree that the transfer of the relevant employees and other personnel in relation to the Target Assets shall be completed following the general principle of “personnel go with assets (business),” and in accordance with the management memorandum with respect to the transfer of personnel to be entered into as appropriate.

(5)

With regard to the assets transfer accompanied with the transfer of responsible person, the Seller shall propose a list of assets that are managed by such responsible person and are proposed to be transferred before the Closing Date, check the completeness of the assets and suitability for handover, and have such responsible person confirm and sign within 60 Days after the Closing Date. For this part of the Target Assets, except for the follow-up procedures including renaming or registration/filing of transfer of ownership, the handover shall be deemed completed when the employment relationship of the relevant responsible person is transferred to the Purchaser, and such person will continue to complete the follow-up procedures including renaming or registering the transfer of ownership where the Parties shall cooperate with each other accordingly. The Parties shall otherwise negotiate a solution if there is a need to execute the “Handover Confirmation Letter.”

(6)

The Parties hereby agree that, upon 24:00 on the Closing Date, the Seller shall have the right to continue to use the refined oil pipelines and its ancillary facilities, and other related assets under the Target Assets as per the agreement between the Parties. The Purchaser shall undertake to duly perform the relevant oil and gas network service contracts to be entered into by the Parties or their respective subsidiaries after the Closing Date, so as to ensure after the Closing Date: (1) the proper operation of the business in relation to the Target Assets; (2) that the pipeline transportation services and other services to be provided by the Purchaser to the Seller shall meet the existing standards implemented by, and the need of business operations of, the Seller; and (3) service price in relation to refined oil pipeline and storage and transportation facilities shall be agreed upon by and between the Parties under a separate agreement.

(7)

With regard to issues such as insufficient safety spacing after the detachment of the non-independent stations, if such issues have not been effectively resolved within a reasonable time, Seller’s production and operation will be significantly influenced, which shall in turn cause economic losses. Therefore, the Purchaser is obliged to use its best efforts to cooperate with the Seller to solve the issues to avoid the influence and losses on the Seller’s production and operation.

(8)

If the Transaction causes the Parties to share the facilities to ensure ordinary operation, the use of such shared facilities shall in principle remain in its ordinary course, and the Parties shall otherwise negotiate an economic compensation plan.

(9)

If the Target Assets have the trademark or logo of the Seller, the use of such Target Assets by the Purchaser after receiving the Target Assets and before such trademark or logo is removed shall not be deemed as infringement to the Seller’s relevant Intellectual Property Rights or goodwill. The Purchaser shall remove any and all related trademark and logo within six months after the Closing Date. Starting from the Closing Date, any and all legal liabilities arising from the Target Assets (including but not limited to any liability for tort and breach of contract) shall be borne by the Purchaser even if the Target Assets have the trademark or logo of the Seller.

(10)	The Parties hereby agree to otherwise amicably negotiate on the use of the Seller’s patents, copyrights and other Intellectual Property Rights by the Purchaser for fees.

6.	Arrangement on handover and joint work organization

6.1

The Parties hereby agree to cooperate with each other and use their reasonable efforts to prepare, provide and submit all the necessary documents in a timely manner so as to complete all necessary applications, notices, requests, filings and other documents, and to obtain as soon as practicable all licenses, consents, approvals and authorizations necessary or applicable to the Closing of this Transaction from all the Third Parties and governmental authorities. For the avoidance of doubt, the Purchaser shall lead and take responsibility for organizing the declaration of concentration of business operators for this Transaction, and the Seller shall cooperate as necessary.

6.2

The Seller shall undertake to, during the transition period, provide the Purchaser with all the necessary assistance for the inventory and handover of the Target Assets and personnel, allow the Purchaser’s Representatives, upon reasonable notice, to enter into the entities (and its premises) that manage or operate the Target Assets, and provide necessary information, materials and assistance to the Purchaser.

6.3

In order to secure the smooth handover and operations of the Target Assets and personnel, the proper operations of the business dependent on the Target Assets, and to maintain the quality of the service, so as to avoid Material Adverse Effects on the orderly operation of the Parties’ business, the Seller hereby agrees that, prior to the completion of the handover of the Target Assets, the Target Assets shall be operated in a manner following the Seller’s ordinary course of business, and the Seller shall use commercially reasonable efforts to secure the proper operation of all key assets and prevent any Material Adverse Effects on the Target Assets. If the Seller has knowledge of any incident that may lead to any Material Adverse Effects on the Target Assets, it shall promptly notify the Purchaser and negotiate with the Purchaser within 10 Days upon the discovery of such incident.

6.4

As of the Execution Date, if the Seller needs to complete internal reorganization of certain assets, Liabilities and personnel outside the Target Assets, the Seller shall use reasonable best efforts to complete such internal reorganization prior to the Closing Date and handover the Target Assets to the Purchaser pursuant to the terms hereof. If, due to reasons beyond control of the Parties, the Seller fails to complete the above mentioned internal reorganization prior to the Closing Date, the Parties shall separately negotiate a plan to complete the internal reorganization as soon as possible by a practicable date after the Closing Date. If the Seller is unable to handover any part of the Target Assets due to the failure to compete its internal reorganization, the Parties shall negotiate a solution separately.

6.5

In order to secure the smooth operation and transition of the Target Assets and personnel in relation thereto, the Parties hereby agree to establish a joint work organization to perform their responsibilities respectively. The Parties shall negotiate separately the scope of work of the joint work organization.

7.	Representations and warranties of the Seller

7.1

As of the Execution Date and the Closing Date, and immediately prior to the handover of the Target Assets, the Seller makes the following representations and warranties to the Purchaser that, subject to the disclosure otherwise made hereunder:

(1)

it is a company limited by shares with full civil capacity in accordance with PRC law, with right, power and legal capacity to enter into this Agreement and perform all the obligations and responsibilities under this Agreement. The execution and performance of the Agreement by the Seller will not conflict with, or violate:

i.	the provisions of its internal constitutional documents and other relevant documents, or any applicable laws, regulations or rules;

ii.	orders, judgments and decrees issued by any court, governmental authorities and regulatory authorities prior to the execution of this Agreement;

iii.	any necessary procedures required by applicable laws and/or binding agreements and documents, except for those not having a Material Adverse Effect on the Purchaser’s operation of the Target Assets.

(2)

it has obtained the necessary licenses, authorizations and approvals for the execution and performance of this Agreement in accordance with the current laws and regulations, and will take all practicable measures to obtain such licenses, authorizations and approvals essential for the performance of the Agreement but not yet obtained.

(3)	all the representations and warranties set forth in Appendix 5.

(4)	the Seller will complete the Closing and handover as soon as possible in accordance with the terms and conditions hereunder.

(5)

if certain unforeseeable condition occurs to the Seller after the Execution Date but prior to the Closing Date, which will cause any aspect of any representations, warranties and covenants that is material to the financial or operational condition of the Target Assets to become untrue, inaccurate or misleading, the Seller shall give a written notice to the Purchaser within 15 Days after it becomes aware of the above-mentioned changes.

(6)

prior to the completion of the Handover, except for the internal reorganization made by the Seller pursuant to Article 6.4 of this Agreement within the scope of Target Assets, or the normal provision of depreciation and amortization, depletion, abandonment, recovery of accounts receivable, settlement of due liabilities, Transferring Construction in Progress into Fixed Assets and other ordinary disposal situations in the process of production and operation, the Seller undertakes that it will not make decisions to implement the following conducts: making material adjustment to the Target Assets, setting up external guarantees on Target Assets, make material business change in relation to Target Assets or adjust principal business, making material adjustment to accounting principles related to the Target Assets (except as required by laws and regulations) and other conducts that will cause Material Adverse Change to the ordinary operation of the Target Assets.

8.	Representations and warranties of the Purchaser

8.1	As of the Execution Date and the Closing Date, and immediately prior to the Handover of the Target Assets, the Purchaser makes the following representations and warranties:

(1)

it is a limited liability company with full civil capacity in accordance with PRC law, with right, power and legal capacity to enter into this Agreement and perform all the obligations and responsibilities under this Agreement. The execution and performance of this Agreement will not conflict with, or violate

i.	the provisions of its internal constitutional documents and other relevant documents, or any applicable laws, regulations or rules;

ii.	orders, judgments and decrees issued by courts, governmental authorities and regulatory authorities before the execution of the Agreement;

iii.	any necessary procedures required by applicable laws and/or binding agreements and documents prior to the Closing Date.

(2)

it has obtained the necessary licenses, authorizations and approvals for the execution and performance of this Agreement in accordance with the current laws and regulations, and will take all practicable measure to obtain licenses, authorizations and approvals essential to the performance of the Agreement but not yet obtained.

(3)	the Purchaser will pay Transaction Consideration subject to the terms and conditions of this Agreement and complete the Closing and handover as soon as possible.

(4)

the Purchaser will operate in the ordinary course of business, enter into business contracts following general commercial principles and on the basis of fair and reasonable commercial terms, and make Commercially reasonable efforts to ensure the smooth operation of all key assets, to ensure (i) there will be no Material Adverse Effects on the Purchaser’s operation, (ii) the service quality will not be lower than the existing standards, and (iii) there will be no significant adverse acts or omission affecting the normal use of the Target Assets by the Seller for production and operation, provided, that for any Purchaser’s failure to fulfil the representation and warranties under this paragraph due to the facts or circumstances existing before the Closing Date (subject to the decisions of the judicial authorities or government authorities), the Parties shall amicably negotiate a solution in good faith.

(5)

if certain unforeseeable condition occurs to the Purchaser after the Execution Date but prior to the Closing Date, which will cause any material aspect of any representations, warranties and undertakings to become untrue, inaccurate or misleading, the Purchaser shall give a written notice to the Seller within 15 Days after it becomes aware of the above-mentioned changes.

9.	Liabilities for breach of the Agreement

9.1

If any representations and/or warranties made by any Party hereunder contains, in any material aspects, intentional misrepresentations, intentional omission or misleading statements, or is in breach of any covenants made therein, or if any Party is in breach of any agreements or other terms hereunder, such Party shall be deemed to have breached this Agreement, and be responsible to indemnify direct damages incurred by the non-defaulting Party.

9.2

If the Seller refuses to hand over the Target Assets and relevant businesses and employees thereunder within the agreed time limit pursuant to the terms of this Agreement, the Seller shall pay an overdue penalty amounting to 0.05% of the consideration for the assets failed to be handed over as agreed per day, except for the cases where the delayed handover of the Target Assets is not due to the Seller’s faults (including but not limited to third-party reasons, Force Majeure or any reasons due to the Purchaser), provided, that the liabilities to be borne by the Seller as a result of failure to complete handover for any given Target Asset(s) under this article shall not, in aggregate, exceed 1% of the appraised value of such Target Asset(s).

9.3

If the Purchaser fails to pay the consideration pursuant to the terms of this Agreement, the Purchaser shall pay an overdue penalty amounting to 0.05% of the overdue consideration to the Seller per day, except for the cases where such failure are due to the Seller’s faults.

10.	Third-party claims and administrative penalties

10.1

Any controversy, dispute and administrative penalty (if any) occurs after the Closing Date that arises from the reasons and facts in relation to the Target Assets before the Closing Date shall be resolved in accordance with the principles under Article 5.2 of the Agreement.

10.2	If a Party is aware of any litigation, arbitration or controversy raised by a Third Party, it shall promptly notify the other Party and make all reasonable efforts to avoid and mitigate losses.

11.	Announcement

11.1

Without prior consent of the other Party (which shall not be unreasonably withheld or delayed), neither Party (and any of their respective Affiliates) shall publish any announcement or issue any circular regarding the existence of the Agreement (or any other transaction document) or its subject matters.

11.2

If the laws or a stock exchange with appropriate jurisdiction or any regulatory or other supervisory institutions or authorities require (regardless of the validity of such requirements) the issuance of any notice, announcement or circular, the restrictions under Article 11.1, Article 12.1 and Article 12.5 shall not be applied.

12.	Confidentiality

12.1

The information provided by the Party of the Agreement who owns the information (the “Provider”) to the other Party (the “Recipient”) in accordance with this Agreement, including but not limited to any material related to the Target Assets or terms and relevant negotiations under this Agreement and other transaction agreements (hereinafter collectively as “Confidential Information”), shall only be used by the Recipient and its personnel for the purpose of this Agreement. Except as otherwise provided in this Agreement, for any Confidential Information provided by the Provider, the Recipient and its personnel who are aware of the Confidential Information shall not directly or indirectly provide, disclose or otherwise transfer to any Third Party, or permit Third Party to use, or provide any opinion or suggestion to any Third Party using, the Confidential Information without written consent of the Provider. In this Article, the “Third Party” refers to any natural person, legal person or other organizations other than the Parties to the Agreement, other than the Affiliates of the Parties.

12.2

Confidential Information provided or disclosed by the Provider to the Recipient shall only be disclosed by the Recipient to certain of its designated employees for the purpose of the performance of this Agreement, and such disclosure shall be made only within the scope required for such performance, provided, that the Recipient shall not disclose any Confidential Information to such employees without taking all reasonable precautions, which includes but not limited to notifying the confidential nature of the information to be disclosed to such employees and have such employees make confidential commitments as at least strict as the confidential obligations of the Agreement, so as to prevent such employees from using Confidential Information for personal interests or making any unauthorized disclosures to any Third Parties. Any violation of the confidentiality obligations by the Recipient’s employees shall be deemed as the violation of the confidential obligations by the Recipient.

12.3

Where the Recipient’s lawyers, accountants, contractors and consultants need to know the Confidential Information to provide professional assistance, the Recipient may disclose Confidential Information to such parties, provided that it shall require the above-mentioned parties to enter into confidential agreements or to perform confidential obligations in accordance with relevant professional ethical standards.

12.4

If the securities regulatory rules of the place(s) where the Company’s shares are listed, or relevant governmental or regulatory authorities require the Recipient to disclose any Confidential Information, the Recipient may disclose within the scope required by such securities regulatory rules or governmental or regulatory authorities without being subject to liabilities hereunder, provided, that the Recipient shall immediately notify the information to be disclosed to the Provider in writing so that the Provider may take necessary protective measures, and such notification shall be made to the extent possible before the information is disclosed. The Provider shall cooperate to provide to the Recipient the materials and information needed for the purpose of publishing announcements or circulars.

12.5	The term of the confidential obligations under this Article is three years.

12.6	The confidential obligations under this Article do not apply to the following information:

(1)

Information that is publicly available when disclosed by one Party, or becomes publicly available after the disclosure (other than due to the negligence of the Recipient or its employees, lawyers, accountants, contractors, consultants or other personnel);

(2)	Information was, as proved by written evidence, already known by the Recipient upon the disclosure by the Provider, which did not come directly or indirectly from the Provider;

(3)	Information was, as proved by written evidence, already disclosed by a Third Party to the Recipient, which does not have confidential obligations and is entitled to make the disclosure.

12.7

When the Agreement is rescinded or terminated, the Recipient shall immediately cease using and shall not permit any Third Party to use the Confidential Information provided by the Provider, and, upon the Provider’s written request, shall delete or destroy the Confidential Information provided by the Provider or return to the Provider, without retaining any information in any form.

13.	No assignment

13.1

Except as contemplated hereunder or with written consent by the Parties, no one shall transfer, assign or otherwise dispose all or part of its rights under this Agreement, nor shall it grant, establish or dispose any rights, interests or obligations therein. Any transfer in conflict with this Article is invalid.

14.	Further assurance

14.1

The Parties shall each execute (or cause to be executed) other documents as required by relevant laws and regulations or deemed necessary for the effectiveness or performance of this Agreement or make the Agreement valid.

15.	Taxes and expenses

15.1

The Parties shall bear and pay all taxes arising under this Agreement or any other Transaction Documents in accordance with laws, regulations and relevant rules or decisions, and all fees collected by governmental authorities, regulatory institutions and stock exchanges.

15.2

Subject to Article 15.1, unless otherwise provided hereunder (or under any other Transaction Documents), each Party shall be responsible for its own costs, expenses and other payments incurred in relation to the Transaction.

15.3

With respect to the Transaction, unless otherwise required by laws and regulations and/or agreed by the Parties, all expenses incurred due to the transfer of the Target Assets shall be reasonably arranged and resolved through negotiation by and between the Parties.

15.4

The Parties shall negotiate amicably, and deal with tax matters regarding the transfer of the Target Assets in accordance with Value-Added Tax (“VAT”) Regulations and relevant regulations. If the PRC taxation authority believes that the Transaction is within the VAT taxation scope, the Seller shall take the appraised asset value as the VAT-excluded price and invoice the Purchaser based on such price at the tax rate provided by relevant tax laws, and the Purchaser shall pay the price with tax included.

16.	Notice

16.1

Any notice related to this Agreement shall be written in Chinese, and delivered via designated courier, fax, email or express delivery by a courier company recognized by both Parties. The notice is effective upon receipt and is deemed to have been received at the following time: (a) if via designated courier or express delivery, on the third day after it is delivered to the recipient or sent out by the courier company; (b) if via fax, at the time the sender sends the notice with the notice showing that it has been delivered; or (c) if via email, when the relevant email reaches that recipient’s email address. In each case, if it is delivered out of the business hours, the notice shall be deemed to be received at the beginning of the business hours on the next business day.

16.2	For the purposes of Article 16.1, contact information such as the addresses of the Parties are set forth in Appendix 4.

17.	Conflict with other agreements

17.1

The Agreement and its appendices constitute all the legal document with respect of the Transaction. If any oral discussion and written agreement entered into by the Parties before the execution of the Agreement is inconsistent with the Agreement, the content of the Agreement shall prevail, unless the Parties expressly agreed otherwise.

18.	Waiver, rights and remedies

18.1

Unless otherwise expressly provided in the Agreement, no waiver, failure or delay by any Party in exercising any right, power or remedy hereunder or under any other Transaction Documents shall be deemed as a waiver thereof, nor shall preclude any future exercise of such right, power or remedy and no single or partial exercise of any such right, power or remedy shall preclude any other or future exercise thereof.

19.	Texts

19.1

This Agreement is prepared in Chinese. The Agreement is made in nine originals with each Party holding three copies, and the remaining copies reserved for approvals and/or filings by the governmental authorities. The aforementioned texts of the Agreement have the same legal effect.

20.	Effective date and amendment

20.1

This Agreement shall be established upon the execution by the legal representatives or authorized representatives of the Parties and the affixation of the official chops of both Parties, and shall enter into force upon the satisfaction of the following conditions:

(1)	the Purchaser’s shareholder has decided to approve the Transaction;

(2)	the Seller’s board of directors and the shareholders’ meeting of the Seller’s controlling shareholders have approved the Transaction.

20.2

Upon the date of establishment of this Agreement, Articles 11 (Announcement), 12 (Confidentiality), 13 (No assignment), 15 (Taxes and expenses), 16 (Notice), 17 (Conflict with other agreements), 18 (Waiver, rights and remedies), 20 (Effective date and amendment), 21 (Invalidity), 22 (Jurisdiction and arbitration) and Appendix 1 (Definition and interpretation) shall be legally binding upon the Parties.

20.3

Upon the execution of this Agreement, any amendment to this Agreement (or any other Transaction Document) shall be made in writing, and effective upon the execution by the legal representatives or authorized representatives of the Parties and the affixation of the official chops of both Parties. For affairs uncovered, the Parties shall otherwise agree by signing supplemental agreements in writing.

21.	Invalidity

21.1

The provisions of this Agreement and other Transaction Documents are severable. If any such provision is deemed to be or become invalid or unenforceable in any respect in accordance with laws and regulations, it shall be ineffective in that respect, and the Parties shall make reasonable efforts to replace such provision with a valid and enforceable alternative provision whose effect is as close as possible to the intended.

22.	Jurisdiction and arbitration

22.1	This Agreement is governed by, and shall be interpreted in accordance with, the PRC laws and regulations.

22.2

The Parties shall use good faith to resolve any dispute, controversy or claim (“Dispute”) arising from, or in connection with the interpretation or performance of this Agreement through amicable negotiation, during which the Parties may consult the regulatory authority. If a settlement cannot be reached through negotiation within sixty Days after one Party has brought the matter to the other Party, the Parties may refer such matter to arbitration.

22.3

The Dispute shall be submitted to China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its rules in force at the time of arbitration. The Dispute shall be decided by three arbitrators. Each Party shall appoint one arbitrator, and the third arbitrator shall be appointed by the other two arbitrators, provided that if the other two arbitrators cannot decide on the choice of the third arbitrator, such arbitrator shall be appointed by CIETAC.

22.4	The arbitration proceedings shall be presided over by CIETAC as the presiding authority and shall be conducted in Chinese. The arbitration proceedings shall be held in Beijing.

22.5	The arbitration award made in accordance with the above arbitration procedures shall be final and binding upon the Parties, and shall be enforceable in accordance with its provisions.

22.6

The arbitration fees shall be borne by the losing Party. The Parties agree that if it is necessary for one party to enforce the arbitral award through legal proceedings of any type, the Party subject to enforcement shall pay all reasonable fees and expenses as well as legal fees in connection with the enforcement of the arbitral award.

22.7	During the dispute resolution, the Parties shall continue to implement this Agreement in all other aspects except for the matter in dispute.

23.	Force majeure

23.1

In the event of a Force Majeure event that either Party is in whole or in part unable to perform its obligations under this Agreement due to the influence of such event, it shall be exempted from the liabilities in whole or in part according to the circumstances affected by Force Majeure. The performance of the obligations by the Parties under this Agreement may be suspended during the delay period caused by Force Majeure, and shall be automatically extended for a period equal to the delay period. The Party suffering from Force Majeure shall notify the other Party in writing as soon as possible and provide valid proof documents certifying the occurrence and time of Force Majeure within 15 Days. The Party suffering from Force Majeure shall take all reasonable measures to mitigate the consequences of Force Majeure as soon as possible. In the event of a Force Majeure event, the Parties shall negotiate immediately in order to find a fair solution and make their best effort to mitigate the consequences caused by Force Majeure.

(The remainder is intentionally left blank. Appendices and signature pages to follow)

The Parties have executed the “Agreement on Cash Payment to Purchase Related Assets of Oil and Gas Pipelines” on the date indicated at the beginning of the document as a proof.

/s/ China Oil & Gas Pipeline Network Corporation (Official Seals)

(Signed by Legal Representative or Authorized Representative)

The Parties have executed the “Agreement on Cash Payment to Purchase Related Assets of Oil and Gas Pipelines” on the date indicated at the beginning of the document as a proof.

/s/ Sinopec Marketing Co., Limited (Official Seals)

(Signed by Legal Representative or Authorized Representative)

Appendix 1: Definition and Interpretation

1.      Definition. The following defined terms shall have corresponding meanings ascribed to it as set forth below in the table.

This Agreement	means this Agreement on Cash Payment to Purchase Relevant Oil and Gas Pipeline Assets
Purchaser/PipeChina	means China Oil & Gas Pipeline Network Corporation
Seller/Sinopec Marketing	means Sinopec Marketing Co., Limited
This Transaction

means, as contemplated hereunder, the proposed sale by the Seller of the Target Assets as set forth in the Appendix 2 owned by the Seller, and the proposed acquisition and takeover by the Purchaser of such Target Assets subject to the terms and on the conditions hereunder.

Target Assets/Appraised Assets

means, as defined by Article 1.1, the non-equity assets including 41 refined oil pipelines and their auxiliary facilities, 4 oil storages, independent stations and detachable oil transportation and production facilities of non-independent stations, and pipeline inventory, etc., as set forth in Appendix 2 of this Agreement

Target Assets List	means the assets list set forth in the Appendix 2.
Transaction Consideration/Cash Consideration	has the meaning set forth in Article 2.
Valuation Date	means the valuation date set forth in the Valuation Report, i.e., December 31, 2019
Valuation Report

means the Report with Respect to the Purchase by China Oil & Gas Pipeline Network Corporation of Certain Oil and Gas Pipeline Assets owned by Sinopec Marketing Co., Limited through Payment of Cash, numbered “Zhong Lian Ping Bao Zi [2020]898” issued by China United Assets Appraisal Group Co., Ltd. on July 23, 2020.

Execution Date	means the date when the legal representative or authorized representative of the Parties execute this Agreement and affix the official chops of the Parties.
Closing	means the closing set forth in Article 5.
Closing Date	means September 30, 2020.
Transition Period	means the period starting from the Valuation Date through the Closing Date.
Handover	means the handover of Target Assets, personnel, relevant materials and agreements by the Parties pursuant to Appendix 3 and subsequent agreements.
Completion of Handover	means, except for otherwise agreed by the Parties, the employment relation of the relevant responsible person has been transferred to the Purchaser.

Transaction Documents

means this Agreement and all appendix thereto, any supplemental agreements entered by and between Parties from time to time, Target Assets list, and the Valuation Report (including the specifics of the Appraised Assets) and other relevant documents.

Closing Conditions	means closing conditions set forth in Article 4.1, and a “Closing Condition” means any one of such Closing Conditions.
Third Party	means any entity or individual other than the Parties hereunder.
Assignable Agreement	shall have the meaning in Article 5.4(2).
Nonassignable Agreement	shall have the meaning in Article 5.4(2).
Representative(s)	means, with respect to a Party and/or its Affiliates, its and/or its Affiliate’s director, senior management, employee, agent, counsel, accountant and consultant.
Transferring Construction in Progress into Fixed Assets

means, after the completion of the construction in progress, and upon the final acceptance of the construction, the construction in progress is put into use and be recorded as fixed assets on the book(s) of the Seller.

Affiliates	means, with respect to any Party, any entity controlled by such Party, controlling such Party or under common control with such Party.
Liability/Liabilities

means all current or future, actual, potential, debitive or uncertain, liability, obligation and debts in all nature, incurred as a result of agreements, operations of law or other reason, and incurred jointly or separately either as a debtor or a guarantor.

Material Adverse Change/Material Adverse Effect

means incident(s) that, individually results in an actual or reasonable foreseeable loss of no less than RMB3.6 billion to the assets sold by the Seller and its Affiliates to the Purchaser and business in relation thereto, or in aggregate result in an actual or reasonable foreseeable loss of no less than RMB6 billion to the assets sold by the Seller to the Purchaser and business in relation thereto.

Major Loss(es)	means, accumulative and actual losses of more than RMB6 billion to the assets sold by the Seller to the Purchaser and business in relation thereto.
CIETAC	has the meaning set forth in Article 22.3.

Intellectual Property Rights

means patents, trademarks, service marks, company logos, trade names, domain names, design rights, copyrights (including but not limited to computer software copyrights) and database rights, semiconductor circuit rights, utility models, design rights, invention rights, proprietary technology rights, and other intellectual property rights (regardless of whether it has been registered or not) and all rights or forms of protection that have equivalent or similar utility anywhere in the world, and the term “registration” includes registration and application for registration.

Tax

shall include (a) taxes levied on total or net income, profits and gains, and (b) all other taxes, levies, tariffs, import taxes, charges and withholding taxes (if applicable) of any nature, including any consumption tax, value-added tax and its additional taxes, corporate income tax, personal income tax (if applicable), real estate tax, land value-added tax, deed tax, farmland occupation tax, urban land use tax, environmental protection tax, stamp duty, etc., or withholding of any nature (including any related fines, penalties, late fees or interest).

Confidential Information	shall have the meaning in Article 12.1.
Force Majeure

means unforeseeable, unavoidable and insurmountable objective conditions, including natural disasters such as earthquakes, typhoons, floods, and heavy rains (subject to the information issued by the local government or functional management departments such as meteorology), fires, wars, epidemic, any government actions, any changes and promulgation of laws, etc., that directly affects the performance of this Agreement (or cause the performance of this Agreement deviates from the terms thereunder).

PRC/China	means the People’s Republic of China (for the sole purpose of this Agreement, excluding Hong Kong Special Administrative Region of China, Macao Special Administrative Region of China and Taiwan).
RMB	means the legal currency of China.
Day(s)

means, unless otherwise specified, calendar days, provided that in any circumstances, if the last day of a given period hereunder is a holiday, then the last day of such period shall be the next day immediately following such holiday. Unless otherwise specified, “prior to a certain day” shall mean a period ending on such day, while “after a certain day” shall mean a period starting from the next day of such day.

Business Day(s)	means any day other than a Saturday, Sunday or a national holiday determined by the PRC government.

2.	Interpretation. Unless otherwise specified, under this Agreement:

(1)

a “person” shall mean any individual, business name, organization, company (whether legal person or not), government (including but not limited to central and local governments and their constituent departments), any joint venture, association, partnership enterprises, institutions, work councils or employee representative organizations (regardless of whether they have independent legal personality or not);

(2)	an “Article” shall be an article hereunder;

(3)	headings are set for the ease of references only and shall not affect the interpretation of this Agreement;

(4)	in order to facilitate the payment in RMBs, any other amounts denominated in foreign currencies shall be converted into RMBs at the exchange rate on such date;

(5)	words introduced by terms like “including,” “includes” or “especially” or other similar terms shall be deems as explanatory only and does not limit the meaning of the words prior to such term; and

(6)

for laws and regulations, including laws, administrative regulations, administrative rules, local regulations, etc., unless otherwise expressly provided in this Agreement, any explicit reference to a regulation (including any regulation in any jurisdiction) shall include: (a) the laws and regulations as revised, merged or re-enacted before or after the Execution Date; (b) the laws and regulations that were re-promulgated (whether revised or not); and (c) any supplementary regulations (including regulations) formulated in accordance with the laws and regulations (before or after the Execution Date) that have been revised, merged or re-enacted as described in paragraph (a) or (b) above, unless any matters mentioned in paragraphs (a) to (c) appear after the date of the Execution Date, and increase or change the Purchaser’s or Seller’s responsibilities hereunder.

3.	Appendix. Appendices shall be deemed as an integral part of this Agreement. If there is any inconsistency between the Appendix and main text, the main text shall prevail.

4.

Inconsistence. If any defined terms in this Appendix 1 is inconsistent with any articles or terms set forth in other Appendices, for the interpretation of such Articles or Appendices, the definition in such Articles or Appendix.

Appendix 2: Target Assets, Appraised Value, Pricing and Payment of Consideration

Appendix 3: Handover Working Procedure for Handover

Appendix 4: Account and Contact Information

Appendix 5: Seller Representations and Warranties